Room 4561

      August 11, 2005

Mr. Joseph P. Mullaney
President and Chief Operating Officer
SofTech, Inc.
2 Highwood Drive
Tewksbury, MA 01876

      Re:	SofTech, Inc.
   Form 10-KSB for the fiscal year ended May 31, 2004
   Forms 10-QSB for the fiscal quarters ended August 31, 2004, November 30, 2004 and February 28, 2005
   Forms 8-K filed August 31, 2004, October 15, 2004, and January
6,
	2005 and April 12, 2005
   File No. 000-10665

Dear Mr. Mullaney:

      We have reviewed your response to our letter dated July 19, 2005 in connection with our review of the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed August 31, 2004, October 15, 2004, January 6, 2005 and
April 12, 2005

1. We note your response to our previous comment no. 2 where you have presented your proposed disclosure in your future earnings releases.
Your statement, "the periods over which these intangible costs are expensed are highly judgmental and not subject to adjustment in the event whereby a shorter period of amortization was estimated at the acquisition date than was justified by actual experience," is unclear. Help us better understand what is meant by this statement and how you considered paragraph 14 of SFAS 142 in your proposed disclosure. If you are implying that the amortization period for your intangibles could have been longer than originally estimated, then please justify this statement given the fact that your capitalized software intangibles are currently being amortized over a period of up to ten years, which is a longer amortization period than most companies in the industry in which you do business.

* * * * *
      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Patrick Gilmore at (202) 551-3406 or me at
(202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,



							Kathleen Collins
							Accounting Branch Chief


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Mr. Joseph P. Mullaney
SofTech, Inc.
August 11, 2005
Page 1